Exhibit 99.4

AUDITORS’ REPORT ON RECONCILIATION TO
UNITED STATES GAAP

To the board of directors of Penn west energy trust

On February 28, 2007, we reported on the consolidated balance sheets of Penn West Energy Trust as at December 31, 2006 and 2005 and the consolidated statements of income and retained earnings and cash flows for the years then ended, which are included in the annual report on Form 40-F.  In connection with our audits, conducted in accordance with Canadian generally accepted auditing standards, of the aforementioned consolidated financial statements, we also have audited the related supplemental note entitled “Reconciliation of Canadian and United States Generally Accepted Accounting Principles” included in the Form 40-F.  This supplemental note is the responsibility of the Trust’s management.  Our responsibility is to express an opinion on this supplemental note based on our audits.

In our opinion, such supplemental note, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

Chartered Accountants

Calgary, Canada
February 28, 2007 (except for note (a),
which is dated March 26, 2007)

Reconciliation of Canadian and United States Generally Accepted Accounting Principles

Canadian Generally Accepted Accounting Principles (“GAAP”) varies in certain respects from U.S. GAAP. As required by the United States Securities and Exchange Commission, the effect of these differences in principles on Penn West Energy Trust’s (the “Trust”) consolidated financial statements is described and quantified below:

The application of U.S. GAAP would have the following effects on reported net income:

Years ended December 31	2006	2005

Net income as reported in the Consolidated Statements of Income - Canadian GAAP	$665.6	$577.2
Adjustments
Unit-based compensation (note (g))	(9.6)	—
Risk management activities (note (b))	(11.9)	0.1
Plan of arrangement costs (note (c))	—	(36.3)
Income tax effect of the above adjustments	3.6	3.4
Net and Other Comprehensive Income, as adjusted before cumulative effect of change in accounting policy (note (d))	647.7	544.4
Cumulative effect of change in accounting policy, net of income taxes (note (g))	(9.2)	0.0
Net and Other Comprehensive Income - U.S. GAAP, as adjusted	$638.5	$544.4

Net income per trust unit before cumulative effect of change in accounting policy
Basic	$3.23	$3.35
Diluted	3.20	3.28

Cumulative effect of change in accounting policy
Basic	(0.05)	—
Diluted	(0.05)	—

Net Income per trust unit
Basic	3.18	3.35
Diluted	$3.15	$3.28

Weighted average number of trust units outstanding (in millions)
Basic	200.8	162.6
Diluted	202.6	165.9

Retained earnings (deficit) - U.S. GAAP
Balance, beginning of the period - U.S. GAAP	$(3,723.8)	$1,400.8
Net Income - U.S. GAAP	638.5	544.4
Change in redemption value of Trust units (note (e))	1,501.3	(5,336.7)
Dividends	—	(10.8)
Distributions declared	(811.8)	(321.5)
Balance, end of period - U.S. GAAP	$(2,395.8)	$(3,723.8)

The application of U.S. GAAP would have the following effects on the reported balance sheets:

	Canadian	U.S.
Year ended December 31, 2006	GAAP	GAAP

ASSETS
Current
Accounts receivable	$268.7	$268.7
Risk Management (note (b))	54.0	54.0
Other	56.0	56.0
	378.7	378.7
Property, plant and equipment (note (a))	7,039.0	7,039.0
Goodwill	652.0	652.0
	$8,069.7	$8,069.7

LIABILITIES AND UNITHOLDERS’ EQUITY (DEFICIENCY)
Current
Accounts payable	$382.9	$382.9
Taxes payable	1.2	1.2
Distributions payable	80.6	80.6
Deferred gain on financial instruments (note (b))	—	—
	464.7	464.7
Bank loan	1,285.0	1,285.0
Asset retirement obligations	339.1	339.1
Unit rights liability (note (g))	—	34.1
Future income taxes	792.6	793.7
	2,416.7	2,451.9
Total Liabilities	2,881.4	2,916.6

Unitholders’ mezzanine equity (note (e))	—	7,548.9

Unitholders’ Equity (Deficiency)
Unitholders’ capital (note (e))	3,712.4	—
Contributed Surplus (note (e))	16.4	—
Retained earnings (deficit) (note (e))	1,459.5	(2,395.8)
	5,188.3	(2,395.8)
	$8,069.7	$8,069.7

	Canadian	U.S.
Year ended December 31, 2005	GAAP	GAAP

ASSETS
Current
Accounts receivable	$214.4	$214.4
Risk Management (note (b))	8.5	8.5
Other	29.0	29.0
	251.9	251.9
Property, plant and equipment (note (a))	3,715.2	3,715.2
	$3,967.1	$3,967.1

LIABILITIES AND UNITHOLDERS’ EQUITY (DEFICIENCY)
Current
Accounts payable	$304.1	$304.1
Taxes payable	11.8	11.8
Distributions payable	50.6	50.6
Deferred gain on financial instruments (note (b))	11.9	0.0
	378.4	366.5
Bank loan	542.0	542.0
Asset retirement obligations	192.4	192.4
Future income taxes	682.1	686.8
	1,416.5	1,421.2
Total Liabilities	1,794.9	1,787.7

Unitholders’ mezzanine equity (note (e))	—	5,903.2

Unitholders’ Equity (Deficiency)
Unitholders’ capital (note (e))	561.0	—
Contributed Surplus (note (e))	5.5	—
Retained earnings (deficit) (note (e))	1,605.7	(3,723.8)
	2,172.2	(3,723.8)
	$3,967.1	$3,967.1

The application of U.S. GAAP would have the following effects on reported cash flows (note f):

	Canadian	U.S.
Years ended	GAAP	GAAP

December 31, 2006
Cash flows from operating activities	$1,106.3	$1,106.3
Cash flows from investing activities	(591.2)	(591.2)
Cash flows from financing activities	(515.1)	(515.1)
	$—	$—

December 31, 2005
Cash flows from operating activities	$932.8	$750.2
Cash flows from investing activities	(519.9)	(519.9)
Cash flows from financing activities	(412.9)	(230.3)
	$—	$—

(a) Property, plant and equipment and depletion and depreciation

Under Canadian GAAP, an impairment exists when the net book value of the petroleum and natural gas properties exceeds the sum of the undiscounted future cash flows from proved reserves calculated using forecast prices and costs, and the cost of unproven properties. If an impairment is determined to exist, the impairment is measured as the amount by which the net book value of the petroleum and natural gas properties exceeds the sum of the present value of future discounted cash flows from proved plus probable reserves using forecast prices and costs, and the cost of unproved properties.

Under U.S. GAAP, the net book value of petroleum and natural gas properties, net of deferred income taxes, is limited to the present value of after-tax future net cash flows from proved reserves, discounted at 10 percent and using prices and costs at the balance sheet date, plus the lower of cost and fair value of unproved properties. The impairment test is performed annually on December 31 and, as elected by the Trust, recalculated seven business days prior to the filing date of the Trust’s consolidated financial statements. If there is impairment indicated on December 31, which no longer exists at the time of the second test, no write down is required. At December 31, 2006, an impairment of $443.2 million was indicated but upon the re-performance of the test there was no indication of impairment as commodity prices increased from those applied at December 31, 2006. The application of the impairment test under U.S. GAAP did not result in a write-down of capitalized costs in either 2006 or 2005.

(b) Derivative financial instruments

Under Canadian GAAP, the disclosure of the fair value of derivative financial instruments, which qualify for hedge accounting, is required with no recorded effect on assets, liabilities or net income. Under U.S. GAAP, derivative financial instruments qualifying for hedge accounting must be measured and presented on the consolidated balance sheet at fair value as either an asset or liability with changes in the fair value of all cash flow hedges recognized in other comprehensive income until such time as the underlying physical transaction occurs. Any change in the fair value of derivative financial instruments, which no longer qualify for hedge accounting, is recognized in income of the period.

The hedging documentation requirements under Canadian GAAP differed in certain respects from those required under U.S. GAAP. As a result, certain derivative financial instruments accounted for as hedges under Canadian GAAP did not qualify for hedge accounting when the Trust first applied U.S. GAAP.

Effective July 1, 2005, the Trust elected to discontinue designating derivative instruments as accounting hedges. As a result of this change, a deferred gain on financial instruments of $16.7 million, that represented the fair value of these financial contracts on July 1, 2005, was recognized on the consolidated balance sheet for Canadian GAAP purposes. This deferred gain was amortized to income over the remaining life of the financial contracts. For U.S. GAAP purposes, as the outstanding instruments at the time U.S. GAAP was adopted did not qualify for hedge accounting, all of the Trust’s financial contracts were measured at fair value, with corresponding changes in fair values recognized as unrealized gains or losses in income of the period. The amortization of the deferred gain on financial instruments for Canadian GAAP purposes of $11.9 million ($8.3 million net of tax) was recorded as a reduction to U.S. GAAP income as this amount was previously recorded under U.S. GAAP.  In 2005, the change in fair value resulted in the recognition of a risk management activity gain of $0.1 million ($0.1 million net of tax) reflected in the statement of income.

(c) Plan of arrangement costs

Effective May 31, 2005, Penn West Petroleum Ltd. was reorganized into the Trust. Under Canadian GAAP, plan of arrangement costs totaling $36.3 million ($32.9 million net of tax) were charged directly to retained earnings in 2005. Under U.S. GAAP, these costs are treated as a charge to income in the period.

(d) Other comprehensive income

Comprehensive income is recognized and measured under U.S. GAAP pursuant to Statement of Financial Accounting Standard (“SFAS”) No. 130, “Reporting Comprehensive Income”. This standard defines comprehensive income as all changes in equity other than those resulting from investments by owners and distributions to owners. Comprehensive income is comprised of two components, net income and other comprehensive income (“OCI”). OCI refers to amounts that are recorded as an element of unitholders’ equity but are excluded from net income because these transactions or events were attributed to changes from non-owner sources. Comprehensive income was equivalent to net income in 2006 and 2005.

(e) Unitholders’ mezzanine equity

U.S. GAAP requires that trust units, which are redeemable at the option of the unitholder, be valued at their redemption amount and presented as temporary equity on the balance sheet. The redemption value of the Penn West trust units is determined based on 95% of the market value of the trust units at each balance sheet date. Under Canadian GAAP, all trust units are classified as unitholders’ equity. As at December 31, 2006, the Trust reclassified $7,548.9 million (2005 - $5,893.1 million) as unitholders’ mezzanine equity in accordance with U.S. GAAP.

Changes in unitholders’ mezzanine equity in excess of trust units issued, net of redemptions, net income and cash distributions in a period are recognized as charges to the deficit. As a result, the Trust recorded a reduction of $1,501.3 million (2005 – charge of $5,332.1 million) to deficit as at December 31, 2006.

(f) Statements of cash flow

Under U.S. GAAP, plan of arrangement costs incurred in 2005 were treated as period costs. Accordingly, the associated cash outflows of $36.3 million are considered an operating activity pursuant to SFAS No. 95, “Statement of Cash Flows”. In addition, for U.S. GAAP purposes, cash outflows related to the payment of income taxes are classified as operating activities. As such, the future income tax liability settled upon conversion to a trust on May 31, 2005 of $146.3 million is considered an operating activity under U.S. GAAP.

(g) Unit-based compensation

On January 1, 2006, the Trust adopted SFAS 123R, “Share-Based Payment” using the modified prospective method of application and adopted the fair value method of accounting for all grants under the rights plan. Under SFAS 123R, rights granted under the rights plan are considered liability awards whereas they were previously considered equity awards under SFAS 123.  As a result of the adoption of SFAS 123R on January 1, 2006 the Trust recorded a trust unit rights liability of $14.7 million, which represented the fair value of all outstanding unit rights on that date, in proportion to the requisite service period rendered to that date. In addition, contributed surplus was reduced by $5.5 million representing previously recognized compensation cost for all outstanding unit rights for Canadian GAAP purposes, and an expense of $9.2 million was recorded as a cumulative effect of a change in accounting policy.

The trust unit rights liability is calculated based on the fair value of the grants, determined by the Binomial Lattice model at each reporting date until the date of settlement.  Compensation cost is recorded based on the change in fair value of the rights during each reporting period.  When rights are exercised, the proceeds plus the amount recorded as a trust unit rights liability are recorded to mezzanine equity.

A U.S. GAAP difference exists as rights granted under the rights plan are considered equity awards for Canadian GAAP purposes. Unit-based compensation is based upon the fair value of rights issued, determined only on the grant date.  This initial fair value is charged to income over the vesting period of the rights with a corresponding increase in contributed surplus.  When rights are exercised, consideration received plus the fair value recorded in contributed surplus is transferred to unitholders’ equity.  For the year ended December 31, 2006, compensation expense calculated under U.S. GAAP was $9.6 million higher than compensation expense calculated under Canadian GAAP.

In 2005, unit rights that were redeemable at the option of the holder met the criterion for classification as temporary equity under U.S. GAAP. The redemption amount of the unit rights was recorded as mezzanine equity based upon the number of vested awards on the balance sheet date.  The change in redemption amount of the Trust unit rights was reclassified to mezzanine equity; firstly from contributed surplus, and secondly from retained earnings (deficit) once the contributed surplus balance was reduced to nil. For the year ended December 31, 2005, contributed surplus was reduced by $5.5 million to nil, retained earnings (deficit) was reduced by $4.6 million and mezzanine equity was increased by $10.1 million under U.S. GAAP.

(h) Net income available to unitholders

Net income available to unitholders under Emerging Issues Task Force D-98 “Classification and Measurement of Redeemable Securities” was:

	2006	2005

Net and Other Comprehensive Income – U.S. GAAP, as adjusted	$638.5	$544.4
Change in redemption value of Trust units	1,501.3	(5,336.7)
Net income (loss) available to unitholders	$2,139.8	$(4,792.3)

Net income (loss) available to unitholders per unit
Basic	$10.66	$(29.47)
Diluted	$10.56	$(29.47)

Changes in redemption value of Trust units are charged to retained earnings and are included in net income (loss) available to unitholders for purposes of calculating net income per unit.

Recent U.S. accounting pronouncements

In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments” (“SFAS No. 155”). This statement amends SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, and SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”. This Statement resolves issues addressed in SFAS No. 133 Implementation Issue No. D1, “Application of Statement 133 to Beneficial Interests in Securitized Financial Assets”. The statement a) permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, b) clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS No. 133, c) establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, d) clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives, and e) amends SFAS No. 140 to eliminate the prohibition on a qualifying special purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. This statement is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006 with early adoption permitted. The Trust is currently assessing the impact of SFAS No. 155.

In June 2006, the FASB issued Interpretation 48 “Accounting for Uncertainty in Income Taxes” clarifying the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. This Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. It also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.  Interpretation 48 is effective for fiscal years beginning on/after December 15, 2006.  The Trust is currently assessing the impact of Interpretation 48.

In September 2006, the FASB issued SFAS 157 “Fair Value Measurements”.  The Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements. The Statement is to be applied prospectively and is effective for financial statements issued for fiscal years beginning after November 15, 2007.  The Trust is currently assessing the impact of SFAS 157.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an Amendment of FASB Statement No. 115.”  This pronouncement permits entities to use the fair value method to measure certain financial assets and liabilities by electing an irrevocable option to use the fair value method at specified election dates.  After election of the option, subsequent changes in fair value would result in the recognition of unrealized gains or losses as period costs during the period the change occurred.  SFAS No. 159 becomes effective as of the beginning of the first fiscal year that begins after November 15, 2007, with early adoption permitted. However, entities may not retroactively apply the provisions of SFAS No. 159 to fiscal years preceding the date of adoption.  The Trust is currently assessing the impact of SFAS 159.